                                                               Page 1 of 9 Pages

                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. __________) *


                             PlanVista Corporation
                             ---------------------
                               (Name of Issuer)


                                 Common Stock
                                 ------------
                        (Title of Class of Securities)


                                   72701P105
                                   ---------
                                (CUSIP Number)

                  John D. Race, DePrince, Race & Zollo, Inc.
                         201 S. Orange Ave., Suite 850
                               Orlando, FL 32801
                                 407-420-9903
                                 ------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices &
                                Communications)

                                  June 15, 2001
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 72701P105                Schedule 13D
                                                               Page 2 of 9 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DePrince, Race & Zollo, Inc.    59-3299598
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [   ]
                                                           (b) [ X ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  OO - Funds of Investment Advisory Clients
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E) [ ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Incorporated in the State of Florida
--------------------------------------------------------------------------------
          NUMBER OF            7.       SOLE VOTING POWER
           SHARES                                None
        BENEFICIALLY           -------------------------------------------------
          OWNED BY             8.       SHARED VOTING POWER
            EACH                                 5,119,100
          REPORTING            -------------------------------------------------
           PERSON              9.       SOLE DISPOSITIVE POWER
            WITH                                 None
                               -------------------------------------------------
                               10.      SHARED DISPOSITIVE POWER
                                                 5,119,100
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,119,100
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  37.40%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  IA
--------------------------------------------------------------------------------

CUSIP No. 72701P105                                     Schedule 13D (continued)
                                                               Page 3 of 9 Pages
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Gregory M. DePrince
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [   ]
                                                                (b) [ X ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  OO, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(C) OR 2(E)           [  ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA
--------------------------------------------------------------------------------
          NUMBER OF            7.       SOLE VOTING POWER
           SHARES                                31,300
        BENEFICIALLY           -------------------------------------------------
          OWNED BY             8.       SHARED VOTING POWER
            EACH                                 5,119,100
          REPORTING            -------------------------------------------------
           PERSON              9.       SOLE DISPOSITIVE POWER
            WITH                                 31,300
                               -------------------------------------------------
                               10.      SHARED DISPOSITIVE POWER
                                                 5,119,100
------------------------------ -------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,150,400
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.62%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

CUSIP No. 72701P105                                     Schedule 13D (continued)
                                                               Page 4 of 9 Pages
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John D. Race
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [   ]
                                                                    (b) [ X ]

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  OO, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(C) OR 2(E)           [  ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA
--------------------------------------------------------------------------------
          NUMBER OF            7.       SOLE VOTING POWER
           SHARES                                167,700
        BENEFICIALLY           -------------------------------------------------
          OWNED BY             8.       SHARED VOTING POWER
            EACH                                 5,119,100
          REPORTING            -------------------------------------------------
           PERSON              9.       SOLE DISPOSITIVE POWER
            WITH                                 167,700
                               -------------------------------------------------
                               10.      SHARED DISPOSITIVE POWER
                                                 5,119,100
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,286,800
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.62%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

CUSIP No. 72701P105                                     Schedule 13D (continued)
                                                               Page 5 of 9 Pages
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Victor A. Zollo, Jr.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [   ]
                                                                      (b) [ X ]
--------------------------------------------------------------------------------

3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

                  OO, PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
         ITEMS 2(C) OR 2(E)           [  ]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  USA
--------------------------------------------------------------------------------
          NUMBER OF            7.       SOLE VOTING POWER
           SHARES                             66,580
        BENEFICIALLY           -------------------------------------------------
          OWNED BY             8.       SHARED VOTING POWER
            EACH                              5,119,100
          REPORTING            -------------------------------------------------
           PERSON              9.       SOLE DISPOSITIVE POWER
            WITH                              66,580
                               -------------------------------------------------
                               10.      SHARED DISPOSITIVE POWER
                                              5,119,100
                               -------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  5,185,680
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         37.88%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.       Security and Issuer

              (a) Name of Issuer:

                  PlanVista Corporation

              (b) Address of Issuer's Principal Executive Offices:

                  3501 Frontage Road

                  Tampa, FL  33607

              (c) Title and Class of Securities:

                  Common Stock

Item 2.       Identity and Background

              (a) Name:

                  DePrince, Race & Zollo, Inc. ("DRZ")

                  Gregory M. DePrince

                  John D. Race

                  Victor A. Zollo, Jr.

              (b) Business Address:

                  201 South Orange Ave., Suite 850

                  Orlando, FL  32801

              (c) Present Principal Employment:

                  DRZ:                      Registered Investment adviser

                  Gregory M. DePrince:      Executive Vice President of DRZ

                  John D. Race:             Executive Vice President of DRZ

                  Victor A. Zollo, Jr.:     President of DRZ

                  201 South Orange Ave.

                  Suite 850

                  Orlando, FL  32801

              (d) Record of Convictions:

                  During the last five years, Filing Persons were not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

              (e) Record of Civil Proceedings:

                  During the last five years, Filing Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Citizenship:

                  DRZ is a Florida corporation. Gregory M. DePrince, John D. Race, and Victor A. Zollo, Jr. are citizens of the United States.

Item 3.       Source and Amount of Funds or Other Consideration

              Gregory M. DePrince ,Victor A. Zollo, Jr. and John D. Race all own shares of the Issuer in their individual capacity. DRZ directed the purchase of 5,099,100 shares of the Issuer for its investment advisory clients for an aggregate purchase price of $45,118,795. All of the shares were paid for by cash assets in the respective clients' accounts. In addition, DRZ directed the purchase of 20,000 shares of the Issuer for it Employee Profit Sharing Plan for an aggregate purchase price of $62,900.

Item 4.       Purpose of Transaction.

              The securities referred to herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect. Filing Persons reserve the right to discuss management and other proposals with other persons

              The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer. Although one or more of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form
              Schedule 13G and thereby to provide more expansive disclosure than is necessary. Effective October 10, 2000 John D. Race is a member of the Board of Directors of Issuer.

Item 5.       Interest in Securities of the Issuer

              (a) Amount and percentage beneficially owned:

                  DRZ:                      5,119,100         37.40*

                  Gregory M. DePrince:      5,150,400         37.62*

                  John D. Race:             5,286,800         38.62*

                  Victor A. Zollo, Jr.:     5,185,680         37.88*

                  * Disclaims beneficial ownership of these shares

              (b) Number of shares as to which such person has:

                  (i)  sole power to vote or direct the vote:

                  DRZ:                      none

                  Gregory M. DePrince:      31,300

                  John D. Race:             167,700

                  Victor A. Zollo, Jr.:     66,580

                  (ii)  shared power to vote or direct the vote:

                  DRZ:                      5,119,100

                  Gregory M. DePrince:      5,119,100

                  John D. Race:             5,119,100

                  Victor A. Zollo, Jr.:     5,119,100

                  (iii)  sole power to dispose or to direct the disposition:

                  DRZ:                      none

                  Gregory M. DePrince:      31,300

                  John D. Race:             167,700

                  Victor A. Zollo, Jr.:     66,580

                  (iv)  shared power to dispose or direct the disposition:

                  DRZ:                      5,119,100

                  Gregory M. DePrince:      5,119,100

                  John D. Race:             5,119,100

                  Victor A. Zollo, Jr.:     5,119,100

               Reporting Persons may be deemed to share power to vote and dispose of shares referred to herein as a result of control relationships (Gregory M. DePrince, John D. Race and Victor A. Zollo, Jr. with respect to all of the DRZ shares) and pursuant to investment advisory relationships with advisory clients. The shares reported above for sole power are attributable to investments by Gregory M. DePrince, John D. Race and Victor A. Zollo, Jr. on their own behalf. Reporting Persons disclaim beneficial ownership of the shares for which they share power.

              (c) A schedule of transactions effected in the last sixty days is attached hereto.

              (d) Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The investment advisory clients and Employee Benefit Plan have the right to receive the dividends from, or the proceeds from the sale of the securities in their respective accounts. To the best of Reporting Person's knowledge, other than the shares reported herein, no person has such interest relating to more than 5% of the outstanding class of securities.

              (e) Ownership of Less than Five Percent:

                  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              By virtue of their investment advisory agreements with their clients, DRZ have been given the discretion to dispose or direct the disposition of the securities in the advisory accounts. All such agreements are, however, revocable. All the advisory agreements are pursuant to a standard form.

Item 7.       Material to be Filed as Exhibits

              Exhibit A - 60 days of trading.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 22, 2001

                                    DePrince Race & Zollo, Inc.



                                    By:/s/ John D. Race
                                       -------------------------------------
                                       John D. Race, Executive Vice President



                                    Gregory M. DePrince, Individually



                                    By:/s/ Gregory M. DePrince
                                       -------------------------------------
                                       Gregory M. DePrince



                                    John D. Race, Individually



                                    By:/s/ John D. Race
                                       -------------------------------------
                                       John D. Race



                                    Victor A. Zollo, Jr., Individually



                                    By:/s/ Victor A. Zollo, Jr.
                                       -------------------------------------
                                       Victor A. Zollo, Jr.

Exhibit A - 60 day transaction summary

DEPRINCE, RACE & ZOLLO, INC. TRANSACTION MADE AS INVESTMENT ADVISOR ON BEHALF OF CLIENTS

From 4/16/01 To 6/15/01


Tran                                                                               Trade                    Trade
Code             Security                                                           Date       Quantity      Amount
----             -------------------------                                        --------    ----------  -----------
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     4/30/01      72,000      550,363
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      5/1/01      35,000      275,952
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      5/2/01       5,000       40,970
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      5/3/01       5,000       40,450
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      5/4/01      15,000      121,354
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      5/7/01      20,000      157,370
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      5/8/01      10,000       79,424
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      5/9/01      10,000       79,442
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/10/01      15,000      118,474
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/11/01      20,000      159,076
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/14/01      15,000      120,871
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/15/01       5,000       40,500
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/16/01      15,000      121,635
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/17/01       7,000       56,420
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/18/01      16,000      127,930
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/21/01      15,000      120,724
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/22/01      18,500      147,385
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/23/01       9,500       75,700
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/24/01       7,000       55,720
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/25/01      13,000      103,395
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/29/01       4,000       32,272
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/30/01       3,000       24,320
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     5/31/01      10,000       81,798
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      6/1/01       6,500       53,540
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      6/4/01       5,000       40,635
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      6/5/01       9,000       73,356
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      6/6/01       5,000       41,050
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      6/7/01       2,500       20,771
purchase         PLANVISTA CORP (Formerly Healthplan Services)                      6/8/01       5,000       41,450
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     6/11/01       5,000       41,550
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     6/13/01       2,000       16,800
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     6/14/01      50,000      415,312
purchase         PLANVISTA CORP (Formerly Healthplan Services)                     6/15/01      70,000      579,987